EXHIBIT 99.1

Equinox Gold Publishes 2021 ESG Report and Launches New ESG Website Portal

VANCOUVER, BC, May 4, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has published its 2021 Environmental, Social and Governance ("ESG") Report and also launched a new ESG portal on its website. The 2021 ESG Report and data tables summarizing the Company's performance against relevant Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) metrics are available for review and download on Equinox Gold's website at www.EquinoxGold.com.

Christian Milau, CEO of Equinox Gold, commented: "Equinox Gold's 2021 ESG Report summarizes our responsible mining commitments and management approach to key ESG issues, and outlines our strategy to achieve our objective of becoming an industry leader for responsible mining and sustainable development. We have expanded our ESG disclosure significantly this year, providing quantitative data on our health and safety and environmental performance, energy consumption, GHG emissions and water usage. We have also reported on the community engagement and development initiatives underway at all of our operations, and the values, principles and governance frameworks that guide our actions.

"Our primary reporting objective is transparency, so all stakeholders have a clear understanding of our targets, our performance and our efforts for continual improvement. To further our commitment to transparent disclosure and stakeholder engagement, Equinox Gold will hold its first ESG-focused stakeholder call on June 1, 2022 to discuss our 2021 performance and 2022 targets, and answer questions related to our ESG strategy."

2021 ESG Highlights

  Reduced lost-time injuries and surpassed our health and safety targets, with no fatalities and a Total Recordable Injury Frequency Rate of 3.51 per million hours worked
  Surpassed our environmental targets, with no major incidents and a Significant Environmental Incident Frequency Rate of 1.60 per million hours worked
  Adopted a Social Responsibility & Human Rights Policy
  Adopted an Environment & Climate Change Policy
  Published our first Tailings Management Overview Report
  Reported for the first time to the Carbon Disclosure Project
  Joined the United Nations Global Compact Target Gender Equality Program
  Supported numerous community development and infrastructure improvement projects
  Supported community programs focused on health care, education, athletics and cultural activities
  Supported environmental protection and biodiversity conservation initiatives
  Reduced GHG emissions by 5% and collected the baseline data required to set long-term reduction targets
  Standardized data collection and incident reporting across our operations
  Started reporting key ESG data quarterly on our website
  Commenced implementing Towards Sustainable Mining protocols at all mine sites

ESG Conference Call and Webcast

Equinox Gold will host a conference call and webcast on Wednesday, June 1, 2022 commencing at 7:30 am Pacific Time to discuss the Company's 2021 ESG performance, 2022 targets and ESG strategy. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until December 1, 2022.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including with respect to achieving the Company's responsible mining objectives. Forward-looking statements or information generally identified by words such as "target", "objective", "strategy" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; and the availability of funds for the Company's projects and future cash requirements. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all, including for the RDM tailings storage facility raise; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated May 3, 2022 for the three months ended March 31, 2022, the section titled "Risks and Uncertainties" in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in the Company's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:00e 04-MAY-22